VIZSLA RESOURCES CORP.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

This filing is being made to remedy a previous non-filing of a business acquisition report in respect of the Canam Acquisition (as defined herein).

Item 1 Identity of Company

1.1 Name and Address of Company

Vizsla Resources Corp. (the "Company")
Suite 1001 - 1030 West Georgia Street
Vancouver, BC V6E 3B9

1.2 Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Martin Bajic, Chief Financial Officer of the Company, who can be contacted at (604) 551-6770.

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

The Company is filing this business acquisition report as a result of a review of the Company's continuous disclosure record by the British Columbia Securities Commission pursuant to the filing of the Company's preliminary short form prospectus on June 2, 2020.

On November 6, 2019, the Company announced that further to the press release dated September 17, 2019, it had completed the acquisition (the "Canam Acquisition") of all of the issued and outstanding shares of Canam Alpine Ventures Ltd. ("Canam") from the existing shareholder of Canam (the "Vendor") for a total purchase price of 6,000,000 common shares of the Company (the "Common Shares") issued from treasury and a cash payment of $45,000.

Canam is a private British Columbia company that holds options (the "Options") over the consolidated minerals rights, infrastructure and processing facilities comprising the large-scale Panuco-Copala precious metals camp in Sinaloa, Mexico.

2.2 Acquisition Date

The effective date of the Canam Acquisition is November 5, 2019 (the "Closing Date").

2.3 Consideration

On closing of the Canam Acquisition, the Company issued an aggregate total 6,000,000 Common Shares from treasury and made a cash payment of $45,000 to the Vendor. As of Closing Date, the closing price of the Common Shares was C$0.395 per share. The cash consideration was paid from general working capital.

The Common Shares issued on closing are subject to resale restrictions as follows: 10% of the Common Shares were released on the Closing Date (subject to a statutory 4-month hold period) and an additional 15% of the Common Shares will be released every 6 months thereafter.

The Company also agreed to issue to the Vendor 6,500,000 Common Shares upon definition of a resource greater than 200,000 gold equivalent ounces, and 5,500,000 Common Shares upon exercise of the Options. Any such Common Shares issued within three years of the Closing Date will be subject to similar resale restrictions as the Common Shares issued on the Closing Date.

2.4 Effect on Financial Position

The Company does not have any plans or proposals for material changes in its business affairs or the affairs of Canam. The Company continued to be in the business of exploration and evaluation of mineral properties. Option payments and exploration commitments upon the acquisition of Canam will require the Company to raise funds to meet the necessary obligations.

Upon completion of the Canam Acquisition, Canam became a wholly-owned subsidiary of the Company. The business and operations of Canam have been combined with those of the Company and are managed concurrently.

The Canam Acquisition had no material effect on either the financial performance or the financial position of the Company, as the Company issued Common Shares and paid $45,000 to the Vendor as consideration for the Canam Acquisition.

2.5 Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or Canam required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company or any of its subsidiaries in connection with the Canam Acquisition.

2.6 Parties to Transaction

The Canam Acquisition was not with an "informed person" (as such term is defined in section 1.1 of National Instrument 51- 102 - Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7 Date of Report

June 12, 2020

Item 3 Financial Statements and Other Information

The following financial statements are attached hereto and form an integral part of this business acquisition report:

(i) Attached as Schedule "A" hereto, the audited financial statements of Canam and the notes thereto as at and for the years ended May 31, 2019 and 2018, together with the report of the auditors thereon; and

(ii) Attached as Schedule "B" hereto, the unaudited financial statements of Canam and the notes thereto for the interim periods ended August 31, 2019 and 2018.

The Company has not requested the consent of MNP LLP to include their auditors' reports in this business acquisition report, and therefore such consent has not been provided.

SCHEDULE "A"

CANAM ANNUAL FINANCIAL STATEMENTS

See attached.

CANAM ALPINE VENTURES LTD.

Financial Statements

For the years ended May 31, 2019 and 2018

(Expressed in Canadian Dollars)

Independent Auditor's Report

To the Director of Canam Alpine Ventures Ltd.:

Opinion

We have audited the financial statements of Canam Alpine Ventures Ltd. (the "Company"), which comprise the statements of financial position as at May 31, 2019 and 2018, and the statements of loss and comprehensive loss, changes in shareholder's deficit and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates the Company had a deficit of $50,085 as at May 31, 2019, and the Company's ability to continue as a going concern is dependent on its ability to generate future cash flows and/or obtain additional financing. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

Vancouver, British Columbia
June 9, 2020	Chartered Professional Accountants

CANAM ALPINE VENTURES LTD.

Statements of Financial Position

Expressed in Canadian dollars

As at May 31,	2019	2018

Assets

Current assets

Cash	$236	$5,056
Deposit (Note 3)	68,080	-

Total assets	$68,316	$5,056

Liabilities and shareholder's deficit

Current liabilities

Due to related party (Note 4)	$52,500	$52,500
Loan payable (Note 5)	65,900	-

Total liabilities	118,400	52,500

Shareholder's deficit

Share capital (Note 6)	1	1
Deficit	(50,085)	(47,445)

Total shareholder's deficit	(50,084)	(47,444)

Total liabilities and shareholder's deficit	$68,316	$5,056

Nature and going concern (Note 1)
Subsequent events (Note 10)

Approved on behalf of the Board on June 9, 2020:

/s/ "Michael Konnert"
Michael Konnert, Director

The accompanying notes are an integral part of these financial statements

CANAM ALPINE VENTURES LTD.

Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars

For the years ended May 31,	2019	2018

Expenses

General and administrative	$2,300	$-
Bank charges	340	72
Net loss and comprehensive loss	$2,640	$72

Basic and diluted loss per share	$(2,640)	$(72)

Weighted average number of shares outstanding - basic and diluted	1	1

The accompanying notes are an integral part of these financial statements

CANAM ALPINE VENTURES LTD.

Statement of Changes in Shareholder's Deficit

Expressed in Canadian dollars

	Share capital			Total
				shareholder's
	Number	Amount	Deficit	deficit

Balance, May 31, 2017	3	$1	$(47,373)	$(47,372)

Net loss and comprehensive loss	-	-	(72)	(72)

Balance, May 31, 2018	3	1	(47,445)	(47,444)

Net loss and comprehensive loss	-	-	(2,640)	(2,640)

Balance, May 31, 2019	3	$1	$(50,085)	$(50,084)

The accompanying notes are an integral part of these financial statements

CANAM ALPINE VENTURES LTD.

Statements of Cash Flows

Expressed in Canadian dollars

For the years ended May 31,	2019	2018

Operating activities

Net loss	$(2,640)	$(72)
Changes in non-cash working capital items:
Deposit	(68,080)	-

Net cash used in operating activities	(70,720)	(72)

Financing activities
Proceeds from loan payable	65,900	-

Net cash from financing activities	65,900	-

Decrease in cash	(4,820)	(72)

Cash, beginning of year	5,056	5,128

Cash, end of year	$236	$5,056

The accompanying notes are an integral part of these financial statements

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

1. Nature and going concern

CanAm Alpine Ventures Ltd. (the "Company") was incorporated in the province of British Columbia on October 21, 2015. The Company is engaged in the exploration and evaluation of resource properties. The Company's registered office is 1001-1030 West Georgia Street, Vancouver, British Columbia, V6E 2K3.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at May 31, 2019, the Company has not generated any revenue and the Company had an accumulated deficit of $50,085. The Company's continuation as a going concern is dependent on its ability to generate future cash flows and/or obtain additional financing. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with loans from directors and companies controlled by directors and/or private placements of common stock. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2. Significant accounting policies

(a) Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The financial statements have been prepared on an accrual basis and are based on historical costs modified where applicable. The financial statements are presented in Canadian dollars, which is the Company's functional currency.

(b) Use of estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

(c) Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments applying to the Company's financial statements include:

- The assessment of the Company's ability to continue as a going concern and whether there are events or conditions that may give rise to material uncertainty.

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

2. Significant accounting policies (continued)

(d) Cash

Cash includes cash on hand and unrestricted bank deposits.

(e) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the asset and liability sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(f) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

(g) Loss per share

Basic loss per share is calculated by dividing net loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the net loss attributable to common shares and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares.

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

2. Significant accounting policies (continued)

(h) Financial instruments

(i) Financial assets

The Company has adopted IFRS 9 effective from June 1, 2018:

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at

FVTPL.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial Assets
Cash	FVTPL	Amortized cost

Financial Liabilities
Due to related party	Other liabilities	Amortized cost
Loan payable	Other liabilities	Amortized cost

There were no adjustments to the carrying amount of financial instruments as a result of the change in classification from IAS 39 to IFRS 9.

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of net (loss) income in the period in which they arise.

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

2. Significant accounting policies (continued)

(h) Financial instruments (continued)

(i) Financial assets(continued)

(ii) Measurement

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are recognized in profit or loss.

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

2. Significant accounting policies (continued)

(i) Accounting standards issued but not yet effective

The Company has not yet applied the following new standards, interpretations or amendments to standards that have been issued as at May 31, 2019 but are not yet effective. Unless otherwise stated, the Company does not plan to early adopt any of these new or amended standards and interpretations and intends to adopt those standards when they become effective. The Company does not expect the impact of such changes on the financial statements to be material, unless otherwise stated.

IFRS 9 Financial Instruments (Amendments)

In October 2017, the International Accounting Standards Board (IASB) issued amendments to IFRS 9 Financial Instruments, incorporated into Part I of the CPA Canada Handbook - Accounting by the Accounting Standards Board (AcSB) in November 2017, to address the classification of certain prepayable financial assets. The amendments are effective for annual periods beginning on or after January 1, 2019.

IFRS 16 Leases (New)

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases, which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated lease liability. IFRS 16 is effective for annual periods commencing on or after January 1, 2019.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company's financial statements.

3. Deposit

The Company has paid USD $50,000, equivalent $68,080 during the year ended May 31,2019 to secure the option agreement with Minera Rio Panuco SA de CV whereby the Company can earn a 100% interest in certain concessions and assets.

4. Due to related party

As of May 31, 2019 and 2018, the due to related party balances were payable to the Company's shareholder which were unsecured, non-interest bearing and due on demand.

5. Loan payable

On April 15, 2019, the Company entered into a loan agreement with an arm's length party, Vizsla Resources Corp. ("Vizsla") whereby it was loaned $65,900. The loan bears interest at 3% per annum, is secured through a general security agreement with the lender and matures on April 15, 2020.

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

6. Share capital

Authorized share capital:

Unlimited common shares without par value.

Issued and outstanding:

At May 31, 2019 and 2018, there was 1 common share issued and fully paid common shares outstanding.

7. Financial instruments and risks

(a) Fair values

The fair values of cash, loan payable and due to related party approximate their carrying values due to the short-term to maturities of these financial instruments.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

(c) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is in its cash. The risk in cash is managed through the use of a major financial institution which has a high credit quality as determined by rating agencies. Credit risk is assessed as low.

(d) Foreign exchange rate risk

Foreign exchange risk is the risk that the Company's financial instruments will fluctuate in value as a result of movements in foreign exchange rates. The Company has no assets or liabilities denominated in foreign currencies, therefore, is not exposed to foreign exchange risk.

(e) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company requires funds to finance its business development activities. In addition, the Company needs to raise equity financing to carry out its exploration programs. There is no assurance that financing will be available or, if available, that such financings will be on terms acceptable to the Company. Liquidity risk is assessed as high.

(f) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company's ability to raise capital to fund exploration and development activities is subject to risks associated with fluctuations in the market price of commodities.

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

8. Income taxes

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year Ended	Year Ended
	May 31, 2019	May 31, 2018
Net loss before income taxes	$2,640	$72
Statutory tax rate	27.0%	27.0%
Expected income tax recovery at the statutory tax rate	$713	$19
Deferred tax assets not recognized	(713)	(19)
Income tax recovery	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes.

The unrecognized deductible temporary differences at May 31, 2019 and 2018 are as follows:

	May 31, 2019	May 31, 2018
Loss carryforwards	$50,086	$47,446
Total unrecognized deductible temporary difference	$50,086	$47,446

As at May 31, 2019, the Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $50,086 (2018: $47,446) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring from 2038 to 2039.

The tax pools relating to these deductible temporary differences expire as follows:

Total Loss
2036	$39,509
2037	7,865
2038	72
2039	2,640
$50,086

9. Capital management

The Company's capital structure consists of cash and share capital. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition and exploration of resource properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company is dependent on external financing to fund its activities. In order to carry out exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new exploration and evaluation assets and seek to acquire interests in properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management since inception. The Company is not subject to externally imposed capital requirements.

CANAM ALPINE VENTURES LTD. Notes to Financial Statements For the years ended May 31, 2019 and 2018 Expressed in Canadian dollars

10. Subsequent events

On June 3, 2019, the Company has secured a loan payable of $68,000 from Vizsla. The loan bears interest at 3% per annum and is secured through a general security agreement.

On July 22, 2019, the Company has secured a loan payable of $5,000 from Vizsla. The loan bears interest at 3% per annum and is secured through a general security agreement.

On August 8, 2018 Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000.

On August 13, 2019, the Company has secured a loan payable of $530,208 from Vizsla. The loan bears interest at 3% per annum and is secured through a general security agreement.

On September 9, 2018, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$18,499,000. As of May 31, 2019, the Company has paid a deposit of $68,080 in relation to this agreement.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, all of the Company's issued and outstanding common shares was acquired by Vizsla.

Subsequent to year-end, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

SCHEDULE "B"

CANAM INTERIM FINANCIAL STATEMENTS

See attached.

CANAM ALPINE VENTURES LTD.

Condensed Interim Financial Statements

August 31, 2019

(Expressed in Canadian Dollars - Unaudited)

CANAM ALPINE VENTURES LTD.

Condensed Interim Statements of Financial Position
(Expressed in Canadian dollars - unaudited)

	August 31,	May 31,
	2019	2019

Assets

Current assets

Cash	$1,298	$236
Deposit (Note 3)	48,738	68,080

	50,036	68,316
Exploration and evaluation properties (Note 4)	598,290	-

Total assets	$648,326	$68,316

Liabilities and shareholder's deficit

Current liabilities

Interest payable (Note 5)	$2,045	$-
Due to related party (Note 7)	53,200	52,500
Loans payable (Note 5)	669,108	65,900

Total liabilities	724,353	118,400

Shareholder's equity

Share capital (Note 6)	1	1
Deficit	(76,028)	(50,085)

Total shareholder's deficit	(76,027)	(50,084)

Total liabilities and shareholder's deficit	$648,326	$68,316

Subsequent events (Note 8)

Approved on behalf of the Board on June 9, 2020:

/s/ "Michael Konnert"
Michael Konnert, Director

The accompanying notes are an integral part of these financial statements

3

CANAM ALPINE VENTURES LTD.

Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three Months	Three Months
	Ended	Ended
	August 31,	August 31,
	2019	2018

Expenses

Consulting	$3,800	$-
General and administrative	243	18
Interest (Note 5)	2,045	-
Exploration, evaluation and property investigation	19,855	-

Net and comprehensive loss	$25,943	$18

The accompanying notes are an integral part of these financial statements

4

CANAM ALPINE VENTURES LTD.

Condensed Interim Statement of Changes in Shareholder's Deficit
(Expressed in Canadian dollars - unaudited)

	Share capital			Total
				shareholder's
	Number	Amount	Deficit	deficit

Balance, May 31, 2018s	3	$1	$(47,373)	$(47,372)

Net and comprehensive loss	-	-	(18)	(18)

Balance, August 31, 2018	3	$1	$(47,391)	$(47,390)

Balance, May 31, 2019	3	$1	$(50,085)	$(50,084)

Net and comprehensive loss	-	-	(25,943)	(25,943)

Balance, August 31, 2019	3	$1	$(76,028)	$(76,027)

The accompanying notes are an integral part of these financial statements

5

CANAM ALPINE VENTURES LTD.

Condensed Interim Statements of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three Months	Three Months
	Ended	Ended
	August 31,	August 31,
	2019	2018

Cash provided by (used in):

Operating activities
Net loss	$(25,943)	$(18)
Changes in non-cash working capital items:
Deposit	19,342	-
Accounts payable and interest payable	2,045	-
Net cash used in operating activities	(4,556)	(18)

Financing activities

Proceeds from loan payable	603,208	-
Advance from related party	700	-
Net cash provided by financing activities	603,908	-

Investing activity

Exploration and evaluation properties	(598,290)	-
Net cash used in investing activities	(598,290)	-

Increase (decrease) in cash	1,062	(18)
Cash, beginning	236	5,056
Cash, ending	$1,298	$5,038

The accompanying notes are an integral part of these financial statements

6

CANAM ALPINE VENTURES LTD.

Notes to Condensed Interim Financial Statements
August 31, 2019

(Expressed in Canadian dollars - unaudited)

1. Nature and continuance of operations

CanAm Alpine Ventures Ltd. (the "Company") was incorporated in the province of British Columbia on October 21, 2015. The Company is currently engaged in the exploration and evaluation of resource properties in Mexico. The Company's registered office is #2300 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

These condensed interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business. As at August 31, 2019, the Company had cash of $1,298 (May 31, 2019 - $236) and its current liabilities exceed its current assets by $674,317 (May 31, 2019 - $50,084). The Company currently is in the exploration and evaluation stage and is not generating any revenues. It has incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $76,028 as at August 31, 2019 (May 31, 2019 - $50,085). Whether and when the Company can obtain profitability and positive cash flows from operations is uncertain. These uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements. The Company has been unsuccessful in raising equity in the past and there can be no guarantee that it will be able to raise sufficient funds to fund its activities and general and administrative costs in the next twelve months and in the future. These condensed interim financial statements do not give effect to the required adjustments to the carrying amounts and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2. Significant accounting policies

These condensed interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed interim financial statements should be read in conjunction with the Company's May 31, 2019 audited annual financial statements and the notes to such financial statements.

These condensed interim financial statements are based on the IFRS issued and effective as of June 1, 2020, the date these financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual financial statements, except for the impact of the changes in accounting policies disclosed below:

New accounting standards and interpretation

The Company has adopted the following new accounting standard and interpretation:

IFRS 16, Leases (effective January 1, 2019) introduced new requirements for the classification and measurement of leases. Under IFRS 16, a lessee no longer classifies leases as operating or financing and records all leases in the statement of financial position, unless the lease term is 12 months or less or the underlying asset has a low value. The Company has applied a modified retrospective transition approach. The Company does not have any leases, and as a result, this standard had no impact on the Company's condensed interim financial statements on adoption.

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CANAM ALPINE VENTURES LTD.

Notes to Condensed Interim Financial Statements
August 31, 2019

(Expressed in Canadian dollars - unaudited)

2. Significant accounting policies (continued)

IFRIC 23, Uncertainty over Income Tax Treatments (effective January 1, 2019) provides guidance when there is uncertainty over income tax treatments including, but not limited to, whether uncertain tax treatments should be considered separately; assumptions made about the examination of tax treatments by tax authorities; the determination of taxable profit, tax bases, unused tax losses, unused tax credits, and tax rates; and, the impact of changes in facts and circumstances. This interpretation did not have an impact on the Company's condensed interim financial statements on adoption.

Accounting standards issued but not yet adopted

The Company has not applied the following amendment that has been issued but is not yet effective:

Amendments to IFRS 3, Business Combinations (effective January 1, 2020) assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. It amends the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income, and it excludes returns in the form of lower costs and other economic benefits. The Company has not elected to apply this amendment early.

3. Deposit

The Company has paid USD $35,575, equivalent $48,737 during the period ended August 31,2019 to secure the option agreement with Silverstone Resources, S.A. de C.V. whereby the Company can earn a 100% interest in certain concessions and assets (Note 7).

The Company had USD $50,000, equivalent $68,080 deposit as at May 31,2019 which was paid to secure the option agreement with Minera Rio Panuco SA de CV whereby the Company can earn a 100% interest in certain concessions and assets. During the period ended August 31, 2019, the whole amount has been reclassified to exploration and evaluation property (Note 4).

4. Exploration and evaluation property

On August 8, 2018 Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000.

Following is a summary of the terms of exercising the options:

	Work Commitment	Payment
	(USD)	(USD)
Milestone
On signing	$-	$450,000	(Paid)
12 month anniversary of signing	$1,000,000	$-
24 month anniversary of signing	$1,000,000	$3,050,000
36 month anniversary of signing	$-	$4,000,000
48 month anniversary of signing	$-	$5,000,000
60 month anniversary of signing	$-	$5,000,000
72 month anniversary of signing	$-	$5,500,000
Total	$2,000,000	$23,000,000

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CANAM ALPINE VENTURES LTD.

Notes to Condensed Interim Financial Statements
August 31, 2019

(Expressed in Canadian dollars - unaudited)

4. Exploration and evaluation property (continued)

Costs related to the properties can be summarized as follows:

	Balance,		Balance,
	May 31,		August 31,
	2019	Additions	2019
	$	$	$
Acquisition costs
Cash payment	-	598,290	598,290

5. Loans Payable

On April 15, 2019, the Company entered into a loan agreement with an arm's length party, Vizsla Resources Corp. ("Vizsla") whereby it was loaned $65,900. The loan bears interest at 3% per annum and is secured through a general security agreement. The loan matures on April 15, 2020. As at August 31, 2019, the interest payable balance was $747 (May 31, 2019: $Nil).

On June 3, 2019, the Company entered into a loan agreement with Vizsla whereby it was loaned $68,000. The loan bears interest at 3% per annum and is secured through a general security agreement. The loan matures on June 3, 2020. As at August 31, 2019, the interest payable balance was $498 (May 31, 2019: $Nil).

On July 22, 2019, the Company entered into a loan agreement with Vizsla whereby it was loaned $5,000. The loan bears interest at 3% per annum and is secured through a general security agreement. The loan matures on July 22, 2020. As at August 31, 2019, the loan payable balance was $15 (May 31, 2019: $Nil).

On August 13, 2019, the Company entered into a loan agreement with Vizsla whereby it was loaned $530,208. The loan bears interest at 3% per annum and is secured through a general security agreement. The loan matures on August 13, 2020. As at August 31, 2019, the loan payable balance was $785 (May 31, 2019: $Nil).

6. Share capital

Authorized share capital:

Unlimited common shares without par value.

Issued and outstanding:

At August 31, 2019, there were 3 common shares issued and fully paid common shares outstanding (May 31, 2019 - 3 common shares).

7. Due to related party

As of August 31, 2019, and May 31,2019, the due to related party balances were payable to the Company's shareholder which were unsecured, non-interest bearing and due on demand.

9

CANAM ALPINE VENTURES LTD.

Notes to Condensed Interim Financial Statements
August 31, 2019

(Expressed in Canadian dollars - unaudited)

8. Subsequent events

On September 9, 2018, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$18,499,000. As of August 31, 2019, the Company has paid a deposit of $48,738 in relation to this agreement.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, all of the Company's issued and outstanding common shares was acquired by Vizsla. As such, any loans payable were eliminated as intercompany balances and the due to related party balance was forgiven.

Subsequent to year-end, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

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